October 12, 2004


Via Facsimile (212) 858-1500 and U.S. Mail

David P. Falck
Pillsbury Winthrop LLP
1540 Broadway
New York, New York 10036

Re:	Microcell Telecommunications, Inc.
	Schedule 14D-9 filed September 30, 2004
      File No. 5-58635

Dear Mr. Falck:

We have reviewed the filing referenced above and have the following comments. All defined terms have the same meaning as in the Schedule 14D-9 filed on September 30, 2004, unless otherwise indicated.

Schedule 14D-9

Directors` Circular - Exhibit (a)(1)

Background of Rogers Offers and Response of Microcell, page 7

1. On page 8, expand to explain the significance of the August 27, 2004 decision by the Minister of the Interior (Canada) rescinding the mobile spectrum cap policy. Focus on the effect of that decision on the Rogers and TELUS Offers.

The Rogers Offers, page 8

2. On page 9, you state: "No proposal was submitted to Microcell that offers greater value to the holders of Securities than the Rogers Offers." Expand to address whether any other proposals were received, and if so, to describe their terms with a view to supporting your judgment that such offer(s) were qualitatively inferior to the Rogers Offer.

Directors Recommendation - Reasons for Recommendation as to the
Shares, page 10

Opinions of Financial Advisors, page 10

3. Here or in the Background section, explain why Microcell chose to engage two different financial advisors in connection with the Rogers Offers. If the role of the two advisors differed materially, please explain how.

Rogers Offers less conditional than TELUS Offers, page 11

4. Please expand this section to more fully discuss why you believe the conditions to the Rogers Offers are less extensive and more easily satisfied than those of the TELUS Offers. For example, it appears from our reading of the disclosure under "Competition Matters" that one reason is that Rogers has an obligation under its agreements with Microcell to take any steps necessary to secure Competition Act clearance. This should be spelled out for shareholders. In addition, you should explain your belief that the conditions to the Rogers Offers are generally less extensive and otherwise more easily satisfied.

Reasons for no recommendation as to Warrant Offers, page 12

5. Expand to discuss in greater detail why the Board of Directors chose not to make a recommendation as to the concurrent Warrant Offers. In this regard we note that the Board did take a position (against) the competing TELUS Offers for these Warrants. In addition, it is not apparent why Microcell chose not to request the financial advisors to address the fairness of the Warrants Offers. Please expand to explain.

6. In the context of clarifying the lack of a recommendation with respect to the Warrant Offers, please explain whether the Offers are considered a "Fundamental Transaction" under the definition in the indentures governing those securities. Even if not, if a subsequent compulsory acquisition will be consummated on the same terms as the Offers, we don`t understand the disclosure that the values of the Warrants are determined in part on external circumstances (such as the occurrence of a Fundamental Transaction) not knowable at the time the Offer were made.

Liquidity Opportunity, page 13

7. Explain your statement that the "liquidity opportunity provided by the Rogers Offers is equally available t to the holders of Warrants."

Why did that cause you to take a position with respect to the Offers for shares but not as to the Warrant Offers?

Alternatives under the circumstances, page 13

8. Disclose when you believe the U.S. Registration Statement will become effective, so as to enable exercise of the Warrants that are the subject of these Offers.

Arrangements between Microcell and its Directors and Senior
Officers - Directors` Compensation Policy, page 32

9. Your disclosure indicates that as of October 1, 2004, members of the Special Committee are paid a quarterly fee of $30,000, except for the Chairman of the Special Committee who will receive a $45,000 quarterly fee. State how long such payments will continue.

Closing Comments

Please revise your filing to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your revised proxy statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we may have additional comments after reviewing your amendment. If you would like to contact me directly, please do not hesitate to do so at (202) 942-1773.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions



cc: Marc. B. Barbeau, Esq. (via facsimile (514) 397-3409)